Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

KINDER MORGAN ANNOUNCES 2012 FINANCIAL EXPECTATIONS

HOUSTON, Nov. 28, 2011 – Kinder Morgan today announced its preliminary 2012 projections for Kinder Morgan, Inc. (NYSE: KMI), Kinder Morgan Energy Partners, L.P. (NYSE: KMP) and Kinder Morgan Management, LLC (NYSE: KMR).

KMI expects to declare dividends of $1.35 per share for 2012. This represents a 16.4 percent increase over KMI’s 2011 budget target of $1.16 per share and a 13.4 percent increase over the 2011 dividend per share on a declared basis, which is expected to be $1.19. The 2011 per share amounts are presented as if KMI were publicly traded for all of 2011. Note that while KMI previously presented dividends per share on a paid basis, they are now being presented on a declared basis to be consistent with KMP. On a paid basis, KMI’s 2012 expected dividend per share would be $1.29, which is 11.2 percent above the 2011 budgeted amount.

The growth at KMI is being driven by KMP, which currently accounts for approximately 98 percent of the distributions that KMI receives. The KMI projection does not include the impact of the pending acquisition of El Paso Corporation (NYSE: EP), which is expected to close in the second quarter of 2012. The El Paso transaction is expected to be nicely accretive to KMI’s dividend. The company previously announced that if the El Paso transaction were to close on Jan. 1, 2012, then KMI would expect to pay dividends per share of around $1.45 for 2012.

KMP expects to declare cash distributions of $4.98 per unit for 2012, an 8.3 percent increase over its 2011 budget target of $4.60 per unit, which the company stated in October that it expects to exceed. Chairman and CEO Richard D. Kinder said, “KMP’s stable and diversified assets continue to grow and produce incremental cash flow in virtually all types of market conditions. We see exceptional growth opportunities in the midstream energy sector, particularly in the natural gas shale plays and in the coal export business.”

The projections for KMP and KMR also do not include any impact from the proposed acquisition of EP by KMI.

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KM – 2012 Outlook	Page 2

In 2012, KMP expects to:

•	Generate almost $4.4 billion in business segment earnings before DD&A (adding back KMP’s share of joint venture DD&A), an increase of approximately $560 million over the 2011 forecast.

•	Distribute almost $1.7 billion to its limited partners.

•	Produce excess cash flow of more than $50 million above the distribution target of $4.98 per unit.

•

Invest approximately $1.7 billion in expansions (including contributions to joint ventures) and small acquisitions. Over $490 million of the equity required for this investment program is expected to be funded by KMR dividends.

KMP’s expectations assume an average West Texas Intermediate (WTI) crude oil price of approximately $93.75 per barrel in 2012, which approximated the forward curve at the time the budget was prepared. The overwhelming majority of cash generated by KMP’s assets is fee based and is not sensitive to commodity prices. In its CO2 segment, the company hedges the majority of its oil production but does have exposure to unhedged volumes, a significant portion of which are natural gas liquids. For 2012, the company expects that every $1 change in the average WTI crude oil price per barrel will impact the CO2 segment by approximately $6 million, or slightly over 0.1 percent of KMP’s combined business segments’ anticipated segment earnings before DD&A.

KMR also expects to declare distributions of $4.98 per share in 2012. The distribution to KMR shareholders will be paid in the form of additional KMR shares. The distribution is calculated by dividing the cash distribution to KMP unitholders by KMR’s average closing price for the 10 trading days prior to KMR’s ex-dividend date.

The boards of directors will review and approve the 2012 Kinder Morgan budgets at the January board meeting and the budgets will be discussed in detail during the company’s annual analyst meeting on Jan. 25, 2012, in Houston. Kinder Morgan remains committed to transparency and will continue to publish its budgets on the company’s web site, www.kindermorgan.com. The 2012 budget will be the standard by which KMI, KMP and KMR measure their performance next year and will be a target for determining employee bonuses.

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KM – 2012 Outlook	Page 3

Kinder Morgan, Inc. (NYSE: KMI) is a leading pipeline transportation and energy storage company in North America. It owns an interest in or operates more than 37,000 miles of pipelines and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. KMI owns the general partner interest of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in America. Combined, KMP, KMR and KMI constitute the largest midstream energy entity in the United States with an enterprise value of approximately $55 billion. For more information please visit www.kindermorgan.com.

Contacts
Larry Pierce	Mindy Mills Thornock
Media Relations	Investor Relations
(713) 369-9407	(713) 369-9490 www.kindermorgan.com

This news release includes forward-looking statements. Although Kinder Morgan believes that its expectations are based on reasonable assumptions, it can give no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in Kinder Morgan’s Forms 10-K and 10-Q as filed with the Securities and Exchange Commission.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.